# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: HAMILTON LANE INC, CIK 0001433642
CUSIP: 407497106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 110 WASHINGTON STREET, SUITE 1300, CONSHOHOCKEN, Pennsylvania (PA), 19428
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001398344-26-009178
Filed by CIK 0001021223

## Reporting persons
- Kayne Anderson Rudnick Investment Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: California (CA); sole voting power 1,892,416; shared voting power 681,242; sole dispositive power 1,914,691; shared dispositive power 681,242; aggregate amount beneficially owned 2,595,933 (6% of the class)

## Item 1. Issuer
Name of issuer: HAMILTON LANE INC
Address of issuer's principal executive offices: 110 WASHINGTON STREET, SUITE 1300, CONSHOHOCKEN, PA, 19428

## Item 2. Person Filing
Name of person filing: Kayne Anderson Rudnick Investment Management, LLC
Address of principal business office or, if none, residence: Kayne Anderson Rudnick Investment Management, LLC - 2000 Avenue of the Stars, Suite 1110, Los Angeles, CA 90067, United States
Citizenship: Kayne Anderson Rudnick Investment Management, LLC - CALIFORNIA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 2,595,933
Percent of class: 6.0
Sole power to vote or to direct the vote: 1,892,416
Shared power to vote or to direct the vote: 681,242
Sole power to dispose or to direct the disposition: 1,914,691
Shared power to dispose or to direct the disposition: 681,242

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Kayne Anderson Rudnick Investment Management, LLC: /s/Michael Shoemaker, Chief Compliance Officer (11/12/2026)